Exhibit 8.1

List of Principal Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation
Hudson Biomedical Group Co., Ltd.	Cayman Islands

Yisheng US Biopharma Inc.	United States

Yisheng Biopharma (Singapore) Pte. Ltd.	Singapore

YishengBio (Hong Kong) Holdings Limited	Hong Kong

Liaoning Yisheng Biopharma Co., Ltd.	PRC

Beijing Yisheng Biotechnology Co., Ltd.	PRC

YS BIOPHARMA (PHILIPPINES) INC.	Philippines